UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              METALDYNE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                            Douglas S. Ellenoff, Esq.
                              Martin R. Bring, Esq.
                         Ellenoff Grossman & Schole LLP
                              370 Lexington Avenue,
                               New York, NY 10017
                                 (212) 370-1300
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 574670 10 5
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               21,425,931a
      SHARES            --------------------------------------------------------
                        8     SHARED VOTING POWER
      BENEFICIALLY            None
      OWNED BY          --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               21,425,931a
                        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   21,425,931a

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------

________________________
a By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      50.0%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       HC

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                                  Page 3 of 17

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 574670 10 5
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HIP SIDE-BY-SIDE PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               1,211,173a
      SHARES            --------------------------------------------------------
                        8     SHARED VOTING POWER
      BENEFICIALLY            None
      OWNED BY          --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               1,211,173a
                        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,211,173a

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------

________________________
a Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.8%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN
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                                  Page 5 of 17

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 574670 10 5
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               244,920a
      SHARES            --------------------------------------------------------
                        8     SHARED VOTING POWER
      BENEFICIALLY            None
      OWNED BY          --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               244,920a
                        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    244,920a

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------

________________________
a Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.6%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No. 574670 10 5
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               47,654a
      SHARES            --------------------------------------------------------
                        8     SHARED VOTING POWER
      BENEFICIALLY            None
      OWNED BY          --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               47,654a
                        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     47,654a

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------

________________________
a Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.1%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 574670 10 5
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
      NUMBER OF               19,922,184a
      SHARES            --------------------------------------------------------
                        8     SHARED VOTING POWER
      BENEFICIALLY            None
      OWNED BY          --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               19,922,184a
                        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   19,922,184a

--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|

--------------------------------------------------------------------------------

________________________
a Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C. and also by virtue of being the sole member of MIF I (as defined below). Heartland Industrial Partners (EI), L.P. and Heartland Industrial Partners (KI), L.P. were merged into Heartland Industrial Partners, L.P. in 2004 and all shares formerly held by these entities are now held by MIF I.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      46.5%

    (subject to increase based on holders of outstanding restricted stock of Metaldyne electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

                                       PN

--------------------------------------------------------------------------------

      The information contained in this Amendment No. 5 corrects, supplements and amends information contained in the following items of Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 (collectively, the "Schedule 13D") filed by the Reporting Heartland Entities (as defined below) relating to common stock, par value $1.00 per share ("Common Stock"), of Metaldyne Corporation, a Delaware corporation ("Metaldyne" or "the Company").

      This Amendment No. 5 is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), HIP Side-by-Side Partners, L.P., a Delaware limited partnership ("HIP Side LP"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIP Side LP, HIPFF and HIPC1, the "Reporting Heartland Entities").

      This Amendment No. 5 is being filed to correct, supplement and amend Item 4 of the Schedule 13D.

Item 4. Purpose of the Transaction.

            Item 4 is hereby amended by adding the following:

            (a)   Agreement and Plan of Merger

      The Company had previously announced that it entered into an Agreement and Plan of Merger, dated as of August 31, 2006 (the "Original Merger Agreement") by and among Metaldyne, Asahi Tec Corporation, a Japanese corporation ("Asahi Tec"), and Argon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Asahi Tec ("Acquisition Sub"). On November 27, 2006, these parties entered into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement") which supersedes the Original Merger Agreement. Under the Amended Merger Agreement, it is contemplated that Acquisition Sub will merge into Metaldyne (the "Merger"), and that Metaldyne, as the surviving corporation of the Merger, will become a wholly owned subsidiary of Asahi Tec and will cease to be a Reporting Company under the Securities and Exchange Act of 1934.

      Under the terms of the Amended Merger Agreement, at the effective time of the Merger, each share of Common Stock owned by those of the Company's common stockholders that are currently party to a Metaldyne shareholders agreement (the "Principal Company Stockholders"), to which certain of the Reporting Heartland Entities are a party, will be converted into the right to receive $1.5243 in cash (as opposed to $2.1833 in cash under the Original Merger Agreement), in each case without interest. Each share of Common Stock held by persons that are not Principal Company Stockholders, (the "3% Minority Stockholders") (other than shares owned by Asahi Tec, Acquisition Sub, Metaldyne or any of their respective subsidiaries and shares ("Dissenting Shares") as to which Common Stockholders have perfected and not withdrawn the right to appraisal under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), will be converted into the right to receive $2.57 in cash, without interest. Holders of these shares will receive a higher price per share if the average closing common price of the Asahi Tec common stock for a 30 trading day period prior to closing of the Merger (the "Closing Common Price"), is higher than $2.9693 (the "Signing Common Price"), as determined under the Merger Agreement. In addition, in the event that any cash payment will be due as a result of the Merger on any stock options of the Company outstanding prior to the Merger, the total cash merger consideration for Common Stockholders, including the Reporting Heartland Entities party to the above referenced shareholders agreement, will be correspondingly reduced. The Principal Company Stockholders have been required by Asahi Tec, and have agreed, pursuant to a stock purchase agreement described below in Item 4(b), as such agreement was amended and restated on November 27, 2006 (the "Amended Stock Purchase Agreement"), to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, all holders of the Company's preferred stock (the "Preferred Stockholders"), including the Reporting Heartland Entities, have been required by Asahi Tec, and have agreed, to reinvest their Merger proceeds in Asahi Tec convertible preferred stock or common stock of Asahi Tec to be issued in a private placement. The Principal Company Stockholders and the Preferred Stockholders have agreed to waive their appraisal rights under the DGCL with respect to the Merger.

      The obligation of the parties to consummate the Merger and the related transactions is subject to the satisfaction of certain conditions, including: obtaining certain consents and waivers from holders of Metaldyne's 11% Notes, Senior Notes and 10% Notes (as such terms are defined below and as further described in Item 4(c) hereof); obtaining financing necessary to consummate the Merger and related transactions; closing of the private placements of Asahi Tec equity securities to the Principal Company Stockholders and Preferred Stockholders (in each case without the amendment, modification or waiver in any material respect of any material term or condition thereof); the absence of a material adverse effect on the Company; and U.S., Japanese and other foreign regulatory approval.

      Following the Merger and under the new organizational structure, Mr. Leuliette and Shoichiro Irimajiri, chairman of Asahi Tec, will serve as Co-Chairmen of Asahi Tec. Mr. Leuliette is expected to be appointed as a director of Asahi Tec, subject to shareholder approval.

      In connection with the Merger, a shareholders' agreement was entered into as of August 31, 2006 by and among Asahi Tec, RHJ International SA and the Principal Company Stockholders with reference to Asahi-Tec securities setting forth certain rights and obligations of the parties in respect of Asahi Tec following the Merger. It is currently anticipated that the Reporting Heartland Entities will have the right to nominate a director to the board of Asahi Tec. Such shareholders' agreement has been amended and restated as of November 27, 2006. The amended and restated shareholders' agreement will become effective upon consummation of the Merger and the other transactions described in the Amended Merger Agreement and in the Amended Stock Purchase Agreement.

      The Company has reported that the Merger has been approved by the boards of directors of the Company, Asahi Tec and Acquisition Sub. At Asahi Tec's request, following approval by the Company's board of directors, the required majority of the Company's stockholders delivered written consents to approve the Merger. The Preferred Stockholders have also consented to the Merger in connection with their agreement to reinvest the cash received in the Merger in Asahi Tec securities. Asahi Tec has also solicited and obtained the approval of its shareholders to the transactions contemplated by the private placement agreements with the reinvesting stockholders; however, this approval, which was obtained on November 16, 2006, will expire after January 16, 2007 so that, if the Merger is not closed by that date, Asahi Tec would need to call another shareholders meeting following a new required notice period of between eight and ten weeks. The Original Merger Agreement has been modified to extend its scheduled expiration date to March 15, 2007. There can be no assurance that a new approval could be timely obtained or that the merger conditions would be satisfied at the relevant time.

            (b)   Stock Purchase Agreements

            The Principal Company Stockholders, including certain of the Reporting Heartland Entities, entered into the Amended Stock Purchase Agreement as of November 27, 2006 pursuant to which the Principal Company Stockholders have agreed to reinvest their Merger proceeds in common stock of Asahi Tec in a private placement. In addition, two Preferred Stockholders have entered into preferred stock purchase agreements, which have been amended and restated as of November 27, 2006, pursuant to which such holders of the Company's preferred stock have agreed to reinvest their proceeds in Asahi Tec convertible preferred stock in a private placement. Certain of the Reporting Heartland Entities are holders of the Company's Series B preferred stock and also have entered into a stock purchase agreement, which has been amended and restated as of November 27, 2006, pursuant to which they have agreed to reinvest their Series B preferred stock Merger proceeds in Asahi Tec common stock in a private placement. The price at which the Principal Company Stockholders and the Preferred Stockholders will purchase Asahi Tec common stock in the private placements is based on a discount to the Signing Common Price. This discount reflects the lesser per share merger consideration to be received by the Principal Company Stockholders relative to the 3% Minority Stockholders (without regard to any potential increase payable to the 3% Minority Stockholders as a result of improvements in the Closing Common Price relative to the Signing Common Price).

      In addition, the Reporting Heartland Entities have agreed to purchase $15 million of additional shares of Asahi Tec for cash on the same basis to finance the Merger and related transactions. The Reporting Heartland Entities offered this investment on a pro rata basis to the other Principal Company Stockholders, and such offer has expired. None of the other Principal Company Stockholders will be receiving such additional shares pursuant to the offer.

            (c)   Noteholder Consents and Waivers

            The obligations of Metaldyne and Asahi Tec to close the Merger under the Merger Agreement are subject to obtaining consents and waivers from holders of its 11% senior subordinated notes due 2012 (the "11% Notes"), its 10% senior notes due 2013 (the "Senior Notes") and its 10% senior subordinated notes due 2014 (the "10% Notes") and the related indentures (including a waiver of the notes' change of control put provisions) to the Merger and related transactions. It is a condition to the Merger Agreement that these consents be obtained on specified terms reflecting Asahi Tec's most recent position with steering committees purporting to represent a majority of the holders of the 11% Notes and the Senior Notes or with such changes thereto as are acceptable to Asahi Tec. In addition, it is a condition to the Merger Agreement that an intercreditor agreement among a collateral agent for noteholders, an intercreditor agent for the senior bank lenders and the Company be entered into in the form proposed by the senior lenders or with such changes as are acceptable to Asahi Tec. As of the date hereof, the Company understands that Asahi Tec believes the financial and other key terms have been agreed to by the steering committees, but that the committees have proposed certain changes to other terms which are being considered, and no formal agreement consenting to the terms has been entered into by the members of the committees. Therefore, there remains a material risk that consents cannot be achieved on the terms required by the Merger Agreement. As soon as reasonably practicable following the execution and delivery of the Amended Merger Agreement, the Company will commence the consent solicitations pursuant to customary documentation on terms reflecting discussions with the Committees. The Company has also announced that all of the 10% Notes are currently held by DaimlerChrysler Corporation, which has consented to the required changes to its notes.

            (d)   Additional Information

            For additional information with respect to the status of discussions related to the noteholders' consents and waivers and events that have occurred subsequent to the date of the Merger Agreement, see the Company's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 28, 2006 and the Company's Schedule 13E-3 filed with the SEC on November 29, 2006.

Item 7. Exhibits.

            (a) Amended and Restated Agreement and Plan of Merger, dated as of November 27, 2006, among Asahi Tec Corporation, Argon Acquisition Corp. and Metaldyne Corporation (incorporated herein by reference to Exhibit 2.1 of the Metaldyne Form 8-K filed with the SEC on November 28, 2006 (File No. 001-12068, Accession Nos. 0001047469-06-014560)).

            (b) Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation and the Purchasers listed on
Schedule I thereto (incorporated herein by reference to Exhibit (d)(3) of the Metaldyne Schedule 13E-3 filed with the SEC on November 29, 2006 (File No. 005-35355, Accession Nos. 0001047469-06-014589)).

            (c) Amended and Restated Stock Purchase Agreement, dated as of November 27, 2006, among Asahi Tec Corporation, Metaldyne Investment Fund I, LLC, HIP Side-By-Side Partners, L.P. and Metaldyne Investment Fund II, LLC (incorporated herein by reference to Exhibit (d)(4) of the Metaldyne Schedule 13E-3 filed with the SEC on November 29, 2006 (File No. 005-35355, Accession Nos. 0001047469-06-014589)).

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 2006


                              HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.


                              By:       /s/ Daniel P. Tredwell
                                 -----------------------------------------------
                                 Name:  Daniel P. Tredwell
                                 Title: Managing Member


                              HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.

                              HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.

                              HEARTLAND INDUSTRIAL PARTNERS, L.P.

                              HIP SIDE-BY-SIDE PARTNERS, L.P.


                              By: Their General Partner,
                                  Heartland Industrial Associates, L.L.C.


                              By:
                                   Name:    /s/  Daniel P. Tredwell
                                        ----------------------------------------
                                   Title:   Daniel P. Tredwell
                                            Managing Member